UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ground Round Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $.16 2/3 per share

(Title of Class of Securities)

460200-10-8

(CUSIP Number)

Daniel R. Scoggin
Chairman, Chief Executive Officer and President
Ground Round Restaurants, Inc.
35 Braintree Hill Office Park,
Braintree MA 02184

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Check the following box if a fee is being paid with this statement ☒.  (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting  beneficial ownership of more than five percent of the class of securities  described in Item 1; and  (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460200 - 10 - 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph P. Tagliente

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 340,000

	8.	Shared Voting Power 50,000

	9.	Sole Dispositive Power 340,000

	10.	Shared Dispositive Power 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460200 - 10 - 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Teresa Tagliente

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,000

	8.	Shared Voting Power 210,000

	9.	Sole Dispositive Power 54,000

	10.	Shared Dispositive Power 210,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460200 - 10 - 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosemarie Tagliente

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,000

	8.	Shared Voting Power 16,900

	9.	Sole Dispositive Power 15,000

	10.	Shared Dispositive Power 16,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460200 - 10 - 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maria Teresa Marshall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 86,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460200 - 10 - 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph D. Tagliente

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,000

	8.	Shared Voting Power 176,900

	9.	Sole Dispositive Power 16,000

	10.	Shared Dispositive Power 176,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460200 - 10 - 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven A. Tagliente —

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,000

	8.	Shared Voting Power 50,000

	9.	Sole Dispositive Power 12,000

	10.	Shared Dispositive Power 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, $.16-2/3 par value per share (the “Common Stock”), of Ground Round Restaurants, Inc., a New York corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 35 Braintree Hill Office Park, P.O. Box 9078, Braintree, MA 02184.

Item 2.	Identity and Background

(a-c)  This Schedule 13D is filed on behalf of Joseph P. Tagliente, Teresa Tagliente, Joseph D. Tagliente, Maria Teresa Marshall, Steven A. Tagliente and Rosemarie Tagliente (collectively, the “Reporting Persons”).  The names, addresses and principal occupations of the Reporting Persons are set forth on Exhibit A incorporated by reference herein.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

The Reporting Persons (Joseph P. Tagliente, Teresa Tagliente, Joseph D. Tagliente, Maria Teresa Marshall, Steven A. Tagliente and Rosemarie Tagliente) are related by blood or marriage and have determined it is in their best interests to act in concert in responding to the tender offer made in connection with the proposed merger of the Issuer with and into GRR Merger Corp., as set for in the Issuer’s Schedule 14D-9 dated September 8, 1997.  No determination has been made by the Reporting Persons as to how to respond to such tender offer or what action , if any, to take as a group in response to the merger proposal. The Reporting Persons have solicited opinions about the tender offer and the Merger from other shareholders of the Issuer by placing the message shown in Exhibit D on the internet.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons may be deemed to have beneficial ownership of 749,900 shares (constituting 6.7%) of the outstanding Common Stock of the Issuer.  The number and percentage of shares of Common Stock deemed to be beneficially owned by each Reporting Person, along with the number of shares as to which each Reporting Person has sole or shared voting power and sole or shared dispositive power is set forth on Exhibit B, which is incorporated by reference herein.

To the knowledge of the Reporting Persons, no person other than one or more of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock respectively owned by the Reporting Persons, except as otherwise set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons have entered into a Joint Filing Agreement, which is a attached to this filing as Exhibit C incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit A - Responses to Item 2 (a-c). Exhibit B - Responses to Item 5. Exhibit C - Joint Filing Agreement of the Reporting Persons. Exhibit D - Internet Message.

Signature

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/23/97	/s/ Joseph P. Tagliente
Date	Joseph P. Tagliente

9/23/97	/s/ Teresa Tagliente
Date	Teresa Tagliente

9/23/97	/s/ Joseph D. Tagliente
Date	Joseph D. Tagliente

9/23/97	/s/ Maria Teresa Marshall
Date	Maria Teresa Marshall

9/23/97	/s/ Steven A. Tagliente
Date	Steven A. Tagliente

9/23/97	/s/ Rosemarie Tagliente
Date	Rosemarie Tagliente